Exhibit 99.1

Engine Media Holdings, Inc. Reports Record Third Quarter Fiscal 2021 Financial Results

Third Quarter Revenues of USD$9.6 Million

Year Over Year Quarterly Growth 360%

Sequential Quarterly Revenue Growth of 14.6%

Announced Trading on the Nasdaq Global Market Under the Ticker Symbol “GAME”

Acquired Influencer Marketing Platform Sideqik to Integrate with Stream Hatchet

NEW YORK, July 26, 2021 — Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a gaming and next-generation media solutions company, today announced results for its fiscal third quarter 2021 ended May 31, 2021. Lou Schwartz, Chief Executive Officer, said, “Engine has made tremendous progress over the past three months in integrating our six operating entities into a cohesive company that is poised for synergistic growth. Our revenue continued to grow quarter over quarter to $9.6 million and we are excited for the future of the company.” Schwartz continued, “As we head into the fourth quarter, we have positioned the company to continue its impressive growth across both its gaming and media assets.”

Engine’s revenue in the third quarter increased by 14.6% to $9.6 million up from $8.4 million in the previous quarter, and increased 29% from $7.5 million in the first quarter of current fiscal year. Net income from continuing operations for the third quarter of 2021 was $6.2 million compared to a net loss of $27.4 million in the second quarter of 2021, and a net loss of $10.4 million in the third quarter last year. The increase in net income was primarily due to a non-cash expense for the change in the fair value of Engine’s warrant liability and convertible debt in the third quarter.

Engine’s operational and corporate highlights from the third quarter include:

●	Engine Media announced trading on the Nasdaq Global Market on June 17th under the ticker symbol “GAME.” The company made it official with a closing bell ceremony on July 8th.

●	Engine Media announced the appointment of two new board members in July. The new members are Lori Conkling, the Global Head of TV & Film Partnerships at YouTube, and Rudolph “Rudy” Cline-Thomas, Founder and Managing Partner of MASTRY. The Engine Media Board of Directors is led by Tom Rogers, Executive Chairman, and includes Hank Ratner, Bryan Reyhani, Larry Rutkowski, Lou Schwartz and the two new board members.
●	Engine Media acquires Sideqik, the Atlanta-based influencer marketing platform, to enhance Engine’s data and media solutions business. Sideqik will integrate with Stream Hatchet, a leader in live streaming analytics and audience engagement, to create a single point of contact into the expanding world of influencer marketing.
●	Engine Media, on behalf of WinView, announced the filing of two patent infringement lawsuits filed against DraftKings and FanDuel to enforce the extensive portfolio of patents related to mobile sports betting and online gaming technologies.
●	UMG Gaming renewed its partnership with Microsoft’s The Coalition, to continue to serve as the principal Esports Partner for Gears Esports after a successful season. UMG will continue to manage the entire Gears Esports program including tournament operations, league operations, events and broadcast operations.
●	Frankly Media announced a partnership with Esports Media. Frankly’s team will provide expert guidance and day-to-day management to monetize Esports Media’s digital properties, including the news outlet Esports.gg, through direct and programmatic advertising.

Non-IFRS Measures

The Company reports earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which are not financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute to net income (loss) or any other financial measures of performance or liquidity calculated and presented in accordance with IFRS. The Company defines Adjusted EBITDA as EBITDA, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results. The Company utilizes Adjusted EBITDA internally for purposes of forecasting, determining compensation, and assessing the performance of our business, therefore, we believe this measure provides useful supplemental information that may assist investors in assessing an investment in the Company.

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the three and nine months ended May 31, 2021 and 2020, respectively. The comparison between the three and nine months ended May 31, 2021 and 2020, is impacted significantly by the acquisitions of UMG on December 31, 2019, and Frankly and WinView on May 8, 2020. Frankly and Winview are included for one month and UMG for five months in the nine month period ending May 31, 2020, and Frankly and Winview for one month in the three month period ending May 31, 2020. The complete inclusion of Frankly and Winview in the three and nine month comparable periods would have resulted in increased losses in the prior periods.

		For the three months ended		For the nine months ended
	Note	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
		$	$	$	$

Net loss attributable to owners of the Company		6,198,177	(11,710,325)	(27,180,768)	(22,268,787)
Interest expense		197,821	15,058	1,178,388	538,596
Amortization and depreciation	(a)	991,821	879,077	3,938,542	2,107,469
Share-based payments	(a)	680,111	912,040	2,458,744	928,954
Loss (gain) on foreign exchange		706,751	(397,496)	809,496	(113,350)
Change in fair value of contingent consideration	(a)	-	-	-	82,215
Loss on extinguishment of debt	(a)	-	927	2,428,900	-
Gain on retained interest in former associate	(a)	-	-	(99,961)	-
Transaction costs	(a)	-	-	582,333	-
Change in fair value of warrant liability	(a)	(11,862,656)	6,970,916	(6,247,729)	8,102,802
Change in fair value of convertible debt	(a)	(691,116)	33,822	7,172,533	(1,209,822)
Share of net loss of associate	(a)	-	-	103,930	-
Loss on disposal of Motorsports	(a)	-	-	678,931	-
Discontinued operations		9,606	1,330,096	962,791	4,450,739
Adjusted EBITDA		(3,769,688)	(1,965,885)	(13,213,870)	(7,381,184)

Note (a) – Items are non-cash expense (income)

This earnings release should be read in conjunction with the Company’s Interim Condensed Consolidated Financial Statements and accompanying notes that are available on Engine’s investor relations page which can be found at https://ir.enginemediainc.com/.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esports community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the legal actions described herein and the potential outcomes and benefits to be derived therefrom, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869